SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
VISTACARE, INC.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
92839Y109

(CUSIP Number)
W. Bradley Bickham
Senior Vice President and General Counsel
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 245-3176

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following page(s))

CUSIP No.	92839Y109

1	NAMES OF REPORTING PERSONS Odyssey HealthCare, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,272,265[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

14,224,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,224,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

84.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Represents (i) the 14,224,689 shares of Class A common stock, par value $0.01 per share (“Common Stock”) acquired by Merger Sub (as defined below) pursuant to the terms of the Offer (as defined below) and (ii) an aggregate of 1,047,576 shares of Common Stock (the “Subject Shares”) of VistaCare, Inc. (the “Issuer”), subject to Stockholder Agreements dated January 15, 2008 (the “Stockholder Agreements”) entered into among Odyssey HealthCare Holding Company (“Parent”), a direct wholly-owned subsidiary of Odyssey HealthCare, Inc. (“Odyssey”), OHC Investment, Inc. (“Merger Sub”), a direct wholly-owned subsidiary of Parent, and each of the directors and executive officers of the Issuer listed on Schedule A hereto (discussed in Items 3 and 4 below). 804,467 of the Subject Shares are options to purchase shares of Common Stock, all of which are currently vested. Odyssey, Parent and Merger Sub expressly disclaim beneficial ownership of any of the Subject Shares, and this Schedule 13D shall not be construed as an admission that Odyssey, Parent or Merger Sub is the beneficial owner of any of the Subject Shares.
2 The percentage of Common Stock acquired by Merger Sub pursuant to the Offer (as defined below) is based on 16,883,115 shares of Common Stock outstanding as of March 3, 2008.

CUSIP No.	92839Y109

1	NAMES OF REPORTING PERSONS Odyssey HealthCare Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,272,265[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

14,224,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,224,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

84.3%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 See Footnote 1 to Odyssey HealthCare, Inc.
4 See Footnote 2 to Odyssey HealthCare, Inc.

CUSIP No.	92839Y109

1	NAMES OF REPORTING PERSONS OHC Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,272,265[5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

14,224,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,224,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

84.3%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 See Footnote 1 to Odyssey HealthCare, Inc.
6 See Footnote 2 to Odyssey HealthCare, Inc.

     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated January 23, 2008 (the “Original Schedule 13D”), and is being filed by Odyssey, Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on March 4, 2008 (the Original Schedule 13D, as amended by this Amendment, the “Schedule 13D”) with respect to the shares of Common Stock of the Issuer. Odyssey, Parent and Merger Sub are collectively referred to herein as the “Reporting Persons.” Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
On January 15, 2008, the Issuer, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub commenced a tender offer (including the subsequent offering period described in Item 4 below, the “Offer”) on January 30, 2008 to acquire all of the outstanding shares of Common Stock for $8.60 per share, net to the seller, in cash, without interest thereon (the “Offer Price”), and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Merger Sub will be merged with and into the Issuer (the “Merger”), with the surviving entity, the Issuer, becoming a wholly-owned direct subsidiary of Parent.
The Reporting Persons estimate that the total amount of funds required to purchase all outstanding shares of Common Stock pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $153 million. Odyssey and Parent will ensure that Merger Sub has sufficient funds to acquire all of the outstanding shares of Common Stock pursuant to the Offer and to fulfill its obligations under the Merger Agreement. It is anticipated that approximately $23 million of the required funds will be funded with Odyssey’s available cash and the remainder of the required funds have been or will be funded from borrowings by Odyssey Healthcare Operating A, LP, Odyssey Healthcare Operating B, LP, Hospice of the Palm Coast, Inc., all of which are indirect wholly-owned subsidiaries of Odyssey and Parent, and Merger Sub under a credit agreement (the “Credit Agreement”) entered into with General Electric Capital Corporation and certain other lenders on February 28, 2008 which permits aggregate borrowings of $160 million, consisting of a $130 million term loan and $30 million in revolving credit.
As an inducement to enter into the Merger Agreement, and in consideration thereof, Parent and Merger Sub entered into separate stockholder agreements (the “Stockholder Agreements”) with each of Richard R. Slager, John Crisci, Stephen Lewis, Roseanne Berry, Henry Hirvela, James T. Robinson, James C. Crews, Jon M. Donnell, Perry G. Fine, M.D., Jack A. Henry, Geneva B. Johnson, Pete A. Klisares and Brian S. Tyler, who represent all of the directors and executive officers of the Issuer (the “Stockholders”). Each Stockholder Agreement is dated January 15, 2008. Pursuant to their respective Stockholder Agreements, each Stockholder agreed to tender and not withdraw all shares of Common Stock beneficially owned by him or her (the “Subject Shares”) in the Offer. In addition, in the event that (i) the Offer has been consummated, (ii) the

Stockholder has not exercised his or her Options (defined below in Item 4), (iii) Merger Sub has acquired pursuant to the Offer a number of shares of Common Stock which constitutes less than 90% of the outstanding shares of Common Stock, and (iv) the shares of Common Stock acquired by Merger Sub pursuant to the Offer or otherwise, together with the Option Shares, aggregate at least 90% of the outstanding shares of Common Stock, then the Stockholders have agreed that on the request of Merger Sub they shall exercise all Options beneficially owned by them, the exercise price of which is then equal to or less than the Offer Price and immediately sell the shares of Common Stock received upon such exercise to Merger Sub. Of the 1,047,576 Subject Shares, 804,467 are Options (the “Option Shares”) which are vested (or will vest within sixty (60) days of January 15, 2008), and only 210,134 of the Option Shares have an exercise price equal to or less than the Offer Price. Schedule A attached hereto sets forth the number of Subject Shares held by each Stockholder.
Pursuant to their respective Stockholder Agreements, each Stockholder has agreed, at every meeting of stockholders of the Issuer, to vote the Subject Shares (to the extent not already purchased in the Offer) in favor of the Merger Agreement and the transactions contemplated therein and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement prior to any tender by such Stockholder in the Offer. Additionally, each Stockholder has agreed not to exercise any dissenter’s rights in respect of its Subject Shares which may arise with respect to the Merger.
Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Stockholder Agreements.
The foregoing descriptions of the Merger Agreement and Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the form of Stockholder Agreement are attached as Exhibits 2.1 and 2.2, respectively, to the Current Report on Form 8-K filed by Odyssey on January 15, 2008.
     The preceding summary of certain provisions of the Credit Agreement, a copy of which is filed as Exhibit 5 hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.
Item 4. Purpose of Transaction
     The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Overview. As described in Item 3 above, on January 15, 2008, the Issuer, Parent and Merger Sub entered into the Merger Agreement.
The purpose of the Offer and the Merger is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, the Issuer. Pursuant to the Merger, Parent will acquire all of the capital stock of the Issuer not purchased pursuant to the Offer, the option granted Parent and Merger Sub in the Merger Agreement to purchase shares of Common Stock directly from the Issuer, or otherwise. Stockholders of the Issuer who tendered their shares of Common Stock in the Offer ceased to have any equity interest in the Issuer or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Issuer. On the other hand, after selling their shares of Common Stock in the Offer or the subsequent Merger, stockholders of the Issuer also will not bear the risk of any decrease in the value of the Issuer.
Tender Offer. The initial offering period of the Offer expired at 12:00 midnight, New York City time, on February 27, 2008. On February 28, 2008, Odyssey announced the results of the Offer and that Merger Sub had accepted for purchase all of the 14,212,491 shares of Common Stock tendered in the Offer prior to the expiration date of the initial offering period, which represents approximately 84.2% of the outstanding shares of Common Stock. Such number of shares include approximately 609,813 shares of Common Stock tendered pursuant to guaranteed delivery procedures. All references to percentages of outstanding Common Stock in this Amendment are based on 16,883,115 shares of Common Stock outstanding as of March 4, 2008.
On February 28, 2008, Odyssey also announced that it had commenced a subsequent offering period under the Offer to permit the Issuer’s common stockholders who had not yet tendered their shares of Common Stock the opportunity to participate in the Offer and to receive the $8.60 per share cash price on an expedited basis by tendering their shares during the subsequent offering period rather than being required to wait for payment until completion of the Merger. The subsequent offering period commenced on February 28, 2008, and will expire at 5:00 p.m., New York City time, on March 3, 2008, unless further extended. All shares of Common Stock validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the Offer. At the date of this filing, Merger Sub has acquired approximately an additional 12,198 shares of Common Stock in the subsequent offering period, and beneficially owns an aggregate of approximately 14,224,689 shares of Common Stock, representing approximately 84.3% of all the outstanding shares of Common Stock.
Designation of Directors. Pursuant to the Merger Agreement, Parent is entitled to designate such number of directors on the board of directors of Issuer (the “Board of Directors”) as will give Parent representation on the Board of Directors equal to at least that number of directors which equals the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected by Parent pursuant to this provision and including current directors serving as officers of the Issuer), multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Merger Sub, Parent or any of their affiliates (including for purposes of this provision such shares of Common Stock as are accepted for payment pursuant to the Offer) bears to the aggregate number of shares of Common Stock outstanding. Odyssey exercised its right, effective as of March 2, 2008, to designate directors to the Board of Directors, such that the Board of Directors is now comprised of (i) Richard R. Burnham, James E. Buncher, John K. Carlyle, David W. Cross, Paul J. Feldstein, Robert A. Lefton, Robert A. Ortenzio, Shawn S. Schabel, and David L. Steffy, each an Odyssey director, and (ii) Jon M. Donnell, Jack. A. Henry, and Pete A. Klisares, each a VistaCare director.
Merger. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Parent will cause the Merger to occur. The closing of the Merger, if required by applicable law, is subject to the adoption of the Merger Agreement by holders of a majority of the outstanding shares of Common Stock. However, following completion of the Offer, and after giving effect to the shares of Common Stock to be purchased pursuant to the Top-Up Option (as defined below) granted to Parent and Merger Sub in the Merger Agreement, Merger Sub will own at least 90% of the outstanding shares of Common Stock, and the Merger will be completed without a meeting of the Issuer’s stockholders pursuant to Delaware’s “short form” merger statute. Upon the consummation of the Merger, (i) the Issuer will become a wholly owned direct subsidiary of Parent and (ii) each share of Common Stock that has not been purchased pursuant to the Offer will be converted into the right to receive an amount per share equal to the price received by sellers in the Offer (the “Merger Consideration”), subject to certain exceptions more fully described in the Merger Agreement.
Pursuant to the Merger Agreement, the Issuer granted to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase from the Issuer, at a price per share equal to the Offer Price, a number of authorized and unissued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock already owned by Parent or Merger Sub, constitutes one share more than 90% of the number of shares of Common Stock outstanding immediately after Parent or Merger Sub exercises the Top-Up Option. Parent and Merger Sub currently own a sufficient number of shares of Common Stock to exercise the Top-Up Option and own 90% of the outstanding shares of Common Stock.
The Merger Agreement further provides that in connection with the Merger, all options to purchase shares of Common Stock (each an “Option”, and collectively, the “Options”) outstanding immediately prior to the effective time of the Merger, whether vested or unvested, shall be cancelled and the holder of such Option shall be entitled to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per share of such Option, multiplied by (y) the total number of shares of Common Stock subject to such Option. The Merger Agreement also provides that all awards of restricted shares granted under any of the Issuer’s equity based compensation plans shall vest in full immediately prior to Merger Sub’s acceptance for payment and payment for shares tendered in the Offer.
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”) (a) the certificate of incorporation of the Issuer, as the surviving corporation in the Merger, shall be amended to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time, except that the name of the surviving corporation shall be VistaCare, Inc. and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted, and (b) the bylaws of the Issuer, as the surviving corporation in the Merger, shall be amended so as to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective

Time, until thereafter amended in accordance with applicable law, except that the references to Merger Sub’s name shall be replaced by references to VistaCare, Inc. In addition, at the Effective Time the directors and executive officers of Merger Sub shall become the directors and executive officers of the surviving corporation.
Delisting of Common Stock. Following the Effective Time, it is contemplated that the Common Stock will cease to be listed on The NASDAQ Global Market and registration of such Common Stock under the Exchange Act will be terminated.
The foregoing description of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Odyssey on January 15, 2008.
Except as set forth in this Schedule 13D and in connection with the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, none of Odyssey, Parent, Merger Sub or, to the knowledge of Odyssey, Parent or Merger Sub, any of the persons named in Schedule B attached hereto has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b). On February 28, 2008, following the expiration of the initial offering period of the Offer, Merger Sub accepted for payment, and purchased, all of the approximately 14,212,491 shares of Common Stock that had been validly tendered into the Offer, which represents approximately 84.2% of the outstanding shares of Common Stock. Such number of shares does include shares tendered pursuant to guaranteed delivery procedures.
As of the date hereof, during the subsequent offering period, Merger Sub has accepted for payment and purchased at the Offer Price the numbers of shares of Common Stock set forth below on the dates set forth below.

Date	Number of Shares
February 28, 2008	9,068
February 29, 2008	3,130
Total	12,198
As of the date hereof, Merger Sub beneficially owns an aggregate of approximately 14,224,689 shares of Common Stock representing approximately 84.3% of the outstanding shares of Common Stock. Accordingly, as of the date hereof, each of Parent and Odyssey beneficially owns an aggregate of approximately 14,224,689 shares of Common Stock representing approximately 84.3% of the outstanding shares of Common Stock. Each of Odyssey, Parent and Merger Sub has the power (i) to vote or direct the voting of

15,272,265 shares of Common Stock and (ii) to dispose or direct the disposition of 14,224,689 shares of Common Stock.
Except as set forth in this Item 5, none of Odyssey, Parent or Merger Sub, and, to the knowledge of Odyssey, Parent and Merger Sub, none of the persons named in Schedule B attached hereto beneficially owns any shares of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Odyssey, Parent or Merger Sub that it is the beneficial owner of any of the Subject Shares, and Odyssey, Parent and Merger Sub expressly disclaim all beneficial ownership of such Subject Shares.
(c) Except as set forth or incorporated elsewhere in this report, none of Odyssey, Parent or Merger Sub, and to the knowledge of Odyssey, Parent and Merger Sub, none of the persons named in Schedule B attached hereto, has effected any transactions in shares of the Issuer during the past sixty (60) days.
(d) Except as set forth in the Merger Agreement and the Stockholder Agreements described above, none of Odyssey, Parent, Merger Sub, or, to the knowledge of Odyssey, Parent and Merger Sub, any other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits
The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
5	Second Amended and Restated Credit Agreement, dated February 28, 2008, by and among General Electric Capital Corporation, a Delaware corporation, individually as Lender and as Agent for the Lenders, the other Lenders signatory thereto, Odyssey HealthCare Operating A, LP, a Delaware limited partnership, Odyssey HealthCare Operating B, LP, a Delaware limited partnership, Hospice of the Palm Coast, Inc., a Florida not for profit corporation, OHC Investment, Inc., a Delaware corporation and the other Credit Parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Odyssey HealthCare, Inc. on March 4, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ODYSSEY HEALTHCARE, INC.

March 4, 2008	By:	/s/ Robert A. Lefton

Date		Robert A. Lefton
President and Chief Executive Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ODYSSEY HEALTHCARE HOLDING COMPANY

March 4, 2008	By:	/s/ Robert A. Lefton

Date		Robert A. Lefton
President and Chief Executive Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OHC INVESTMENT, INC.

March 4, 2008	By:	/s/ Robert A. Lefton

Date		Robert A. Lefton
President and Chief Executive Officer

SCHEDULE A
Shares of Class A Common Stock of VistaCare, Inc. Beneficially Owned by the Stockholders

		Shares Issuable Upon
		Exercise of Outstanding
		Options, Warrants or Other
Stockholder	Shares Owned	Rights
Richard R. Slager	104,824	301,334
John Crisci	20,000	65,000
Stephen Lewis	0	47,000
Roseanne Berry	22,194	37,800
Henry Hirvela	24,000	50,000
James T. Robinson	26,491	50,000
James C. Crews	2,500	30,000
Jon M. Donnell	4,500	30,000
Perry G. Fine, M.D.	22,500	33,333
Jack A. Henry	4,000	30,000
Geneva B. Johnson	2,600	40,000
Pete A. Klisares	7,000	70,000
Brian S. Tyler	2,500	20,000
Total:	243,109	804,467

SCHEDULE B
Directors and Executive Officers of the Reporting Persons
The name, business address, title and present principal occupation or employment and citizenship of each of the directors and executive officers of Odyssey HealthCare, Inc., Odyssey HealthCare Holding Company and OHC Investment, Inc. are set forth below.  If no business address is given, the director’s or executive officer’s business address is 717 North Harwood, Suite 1500, Dallas, Texas 75201.

Present Principal Occupation Including Name and Address
Name	of Employer	Citizenship
Directors of Odyssey HealthCare, Inc.

Paul J. Feldstein	Professor and Robert Gumbiner Chair in Healthcare Management at the Paul Merage School of Business at the University of California, Irvine.	U.S.A.

Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc.	U.S.A.

Shawn S. Schabel	President and Chief Operating Officer of Lincare Holdings, Inc., a national provider of oxygen and other respiratory therapy services.	U.S.A.

John K. Carlyle	Chief Executive Officer of Accuro Healthcare Solutions, Inc., a technology and business services company providing solutions to the healthcare provider marketplace.	U.S.A.

David W. Cross	Senior Vice President and Chief Development Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

David L. Steffy	Private Investor	U.S.A.

Richard R. Burnham	Chairman of the Board of Directors of Odyssey HealthCare, Inc.	U.S.A.

James E. Buncher	Chief Executive Officer of Safeguard Health Enterprises, Inc., a dental and vision benefits company.	U.S.A.

Robert A. Ortenzio	Chief Executive Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

Executive Officers of Odyssey HealthCare, Inc. (who are not directors)

R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer	U.S.A.

Craig P. Goguen	Senior Vice President and Chief Operating Officer	U.S.A.

Brenda A. Belger	Senior Vice President, Human Resources	U.S.A.

Kathleen A. Ventre	Senior Vice President, Clinical and Regulatory Affairs	U.S.A.

W. Bradley Bickham	Senior Vice President, Secretary and General Counsel	U.S.A.

Directors of Odyssey HealthCare Holding Company

Paul J. Feldstein	Professor and Robert Gumbiner Chair in Healthcare Management at the Paul Merage School of Business at the University of California, Irvine.	U.S.A.

Present Principal Occupation Including Name and Address
Name	of Employer	Citizenship
Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc.	U.S.A.

Shawn S. Schabel	President and Chief Operating Officer of Lincare Holdings, Inc., a national provider of oxygen and other respiratory therapy services.	U.S.A.

John K. Carlyle	Chief Executive Officer of Accuro Healthcare Solutions, Inc., a technology and business services company providing solutions to the healthcare provider marketplace.	U.S.A.

David W. Cross	Senior Vice President and Chief Development Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

David L. Steffy	Private Investor	U.S.A.

Richard R. Burnham	Chairman of the Board of Directors of Odyssey HealthCare, Inc.	U.S.A.

James E. Buncher	Chief Executive Officer of Safeguard Health Enterprises, Inc., a dental and vision benefits company.	U.S.A.

Robert A. Ortenzio	Chief Executive Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States.	U.S.A.

Executive Officers of Odyssey HealthCare Holding Company (who are not directors)

R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer of Odyssey HealthCare, Inc.	U.S.A.

Craig P. Goguen	Senior Vice President and Chief Operating Officer of Odyssey HealthCare, Inc.	U.S.A.

Brenda A. Belger	Senior Vice President, Human Resources of Odyssey HealthCare, Inc.	U.S.A.

Kathleen A. Ventre	Senior Vice President, Clinical and Regulatory Affairs of Odyssey HealthCare, Inc.	U.S.A.

W. Bradley Bickham	Senior Vice President, Secretary and General Counsel of Odyssey HealthCare, Inc.	U.S.A.

Directors of OHC Investment, Inc.

Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc.	U.S.A.

R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer of Odyssey HealthCare, Inc.	U.S.A.

W. Bradley Bickham	Senior Vice President, Secretary and General Counsel of Odyssey HealthCare, Inc.	U.S.A.

Executive Officers of OHC Investment, Inc. (who are not directors)

N/A

EXHIBIT INDEX
5	Second Amended and Restated Credit Agreement, dated February 28, 2008, by and among General Electric Capital Corporation, a Delaware corporation, individually as Lender and as Agent for the Lenders, the other Lenders signatory thereto, Odyssey HealthCare Operating A, LP, a Delaware limited partnership, Odyssey HealthCare Operating B, LP, a Delaware limited partnership, Hospice of the Palm Coast, Inc., a Florida not for profit corporation, OHC Investment, Inc., a Delaware corporation and the other Credit Parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Odyssey HealthCare, Inc. on March 4, 2008).